June 15, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attention:  Zafar Hasan

Re:	Pharmacopeia Drug Discovery, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-134670

Ladies and Gentlemen:

The Registrant filed with the Securities and Exchange Commission (the “Commission”) the above-captioned Registration Statement on June 2, 2006 (the “Filing Date”).  General Instruction I.B.1 to Form S-3 requires that the aggregate market value of a registrant’s outstanding voting and non-voting common equity held by non-affiliates of the registrant, computed using the price at which the common equity was last sold, must be $75.0 million or more as of a date within 60 days prior the date of filing (the “S-3 Float Requirement”). The Registrant hereby advises the staff of the Commission that the Registrant satisfied the S-3 Float Requirement on each of the trading days in the period beginning on April 4, 2006 and ending on May 12, 2006, which dates are each within 60 days of the Filing Date. On those dates the Registrant: (i) had no stockholders who owned more than ten percent (10%) of the Registrant’s outstanding equity; (ii) had between 15,085,963 and 15,124,874 shares of outstanding voting and non-voting common equity held by non-affiliates; and (iii) had a closing price between $5.20 and $6.47 during such period and therefore, had an aggregate market value of outstanding voting and non-voting common equity held by non-affiliates of more than $75.0 million.

Very truly yours,

PHARMACOPEIA DRUG DISCOVERY, INC.

/s/ Stephen C. Costalas
Stephen C. Costalas, Esq.
Executive Vice President,
General Counsel and Secretary

cc:	Brian M. Posner
Ella DeTrizio, Esq.